MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: max.berueffy@protective.com

June 19, 2015

Via EDGAR and E-mail

Keith A. Gregory, Senior Counsel

Disclosure Review Office Three

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:	Protective Variable Annuity Separate Account
Initial Registration Statement on Form N-4
File Nos. 333-201921; 811-08108

Mr. Gregory:

On behalf of Protective Life Insurance Company (the “Company”), and on behalf of Protective Variable Annuity Separate Account (the “Account”), we are providing responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter addressed to outside counsel for the Company dated April 2, 2015.  We are transmitting this response letter in connection with the filing under the Securities Act of 1933, as amended, of Pre-Effective Amendment No. 1 (the “Amendment”) to the above-referenced Form N-4 Registration Statement (the “Registration Statement”) for the flexible premium deferred variable and fixed annuity contracts (the “Contracts”).

The Amendment incorporates changes made in response to comments provided by the Staff.  For the Staff’s convenience, each comment is set forth in full below, followed by the

Company’s response.  Acceleration requests from the Company and principal underwriter also accompany the filing.

General Comments

1.     Comment:  Missing Information:  Please confirm that all missing and/or bracketed information, including financial statements, exhibits and other required information, will be included in pre-effective amendments to the registration statements.

Response: The Company confirms that all missing information, including all exhibits, has been filed in the Amendment to the Registration Statement.

2.     Comment:   EDGAR Series and Class IDs:  Please confirm supplementally that the contract name on the front cover page of each prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

Response:  The Company confirms the EDGAR Series and Class Identifiers for the Protective Dimensions II Variable Annuity have been updated and are the same as the Contract name on the front cover page of the Prospectus.

3.     Comment:  Guarantees and Supports:  Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the contracts or whether the company will be solely responsible for any benefits or features associated with the contract.

Response: There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the Contract.  The Company is responsible for paying out on any guarantees associated with the Contract.

4.     Comment:  State Variations:  Please confirm supplementally that all material state variations to the Contract terms are described in the registration statement.

Response: The Company confirms that all material state variations are described in the Registration Statement.

5.     Comment:  Definitions:

a.     Additional Terms: Please consider including the following terms in the Definitions Section: Asset Allocation Models, Commutation, Maximum Anniversary Value Death Benefit, Premium Based Charge, Required Minimum Distribution, Return of Purchase Payments Death Benefit, SecurePay FX Rider and Surrender Charge.

Response:  The Company respectfully declines adding definitions of the terms specified in the Staff’s comment to the “Definitions” section of the Prospectus.

We note that the term “Commutation” does not appear in the Prospectus.  The term “commuted value” is defined in the section of the Prospectus (page 62) that discusses a Contract Owner’s ability to surrender variable income payments following annuitization of the Contract, and the calculation of commuted value is explained in Appendix C to the Prospectus (“Explanation of the Variable Income Payment Calculation”).  We believe that including the definition in these sections is far more useful for the reader of the Prospectus than requiring the reader to refer back to the definitions section of the Prospectus.

With regard to the other terms specified in the Staff’s comment, we note that each of these concepts is discussed in detail in an appropriate section of the Prospectus.  In our view, it would not be possible to provide a short, and useful, explanation of these concepts in the “Definitions” section of the Prospectus.

b.     Good Order and Written Notice:  Please provide a more specific definition of “Good Order” and “Written Notice”.  Please consider replacing generic disclosure such as “in a form satisfactory to the Company” with “Good Order,” as appropriate.

Response:  In response to the Staff’s comment, we have revised the definition of “Good Order” as follows:

Instructions that we receive at our Administrative Office within the prescribed time limits, if any, specified in the Contract for the transaction requested.  The instructions must be on our form or in a form satisfactory to us that includes all the information necessary for us to execute the requested transaction, and must be signed by the individual authorized to make the transaction.  To be in “good order”, instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions.

With respect to the definition of “Written Notice,” the Company has substituted the term “Good Order” for the phrase “in a form satisfactory to us.”  So as to avoid confusion, we have also included a note in the definition of Written Notice that where the term “written notice” in lower case is used, it refers to a notice from the Company to the Contract Owner.

c.     Capitalized Terms:  We note that the Prospectus includes many undefined capitalized terms. Please define such terms or change them to lower case font. In addition, please use capitalized terms consistently throughout the registration statement (e.g., “Written Notice” and “notice” and “Surrender Charge” and “surrender charge”).

Response:  In response to the Staff’s comment, we have reviewed the Prospectus and made corrections where necessary so that capitalized terms are now being used consistently.  We also have included definitions of the following terms in the “Definitions” section of the Prospectus:  Benefit Election Date, Excess Withdrawals, Maximum Annuity Date, Prohibited Allocation Instruction and Rider Issue Date.  The Company notes that the defined term “Written Notice” is used to describe a notice or request submitted to the Company that is required to be in Good Order.  The Company also notes that the term “written notice” is used in a generic sense in the Prospectus to describe a form of notice that the Company may send to Contract Owners.

6.     Comment:  Reservations of Rights: Please review the prospectus and in each case where the Registrant reserves the right to change, cancel or modify a benefit or contract term, please ensure that information concerning the circumstances under which the change would be made, who may approve it, and the time period and form of notice to Owners is disclosed. For example, (i) on page 21, please include appropriate information with respect to changes to the Contract relating to substitution, addition or deletion of Sub-Accounts; (ii) on page 27, with respect to suspensions or restrictions on transfer privileges and on page 50, with respect to the registrant’s ability to discontinue the SecurePay® ME benefit. See Item 7(c) of Form N-4.

Response:  In response to the Staff’s comment, we have reviewed each instance of reservation of rights and made changes accordingly.

Prospectus

7.      Comment:  Owner Transaction Expenses Table: On page 5, please revise footnote 3 (SecurePay ME Fee) to the Table for brevity and plain English. Please make a conforming change to footnote 4 in the Periodic Charges Table on page 6.

Response:  In response to the Staff’s comments, we have shortened footnote 3 regarding the SecurePay Medical Evaluation Fee, focusing on providing essential information regarding the fee in plain English and using a cross-reference to refer the reader to related information.   In addition, the Company has made conforming changes to footnote 4 in the Periodic Charges Table on page 6 of the Prospectus.

8.      Comment:  Periodic Fees and Charges Table (p. 6):

a.     Total Variable Account Annual Expenses:  The parenthetical adjacent to the Total Variable Account Annual Expenses line item is confusing. Please revise the parenthetical as it already reflects the Return of Purchase Payments Death Benefit. Instead, consider language such as “excluding premium based charges and optional benefit charges.”

Response:  In response to the Staff’s comments, we have revised the parenthetical following “Total Variable Account Annual Expenses” to read “(excluding the Premium Based Charge and optional benefit charges).”

b.     Optional Benefit Charges: (i) to avoid confusion as to the operation of the rider, please remove the term “Monthly” from the “Monthly Maximum Anniversary Value Death Benefit Fee” line item.  The parenthetical to the line item makes clear that the charge is deducted monthly; and, (ii) in footnote 3, please remove the discussion of the Return of Purchase Payments Death Benefit as it does not relate to the line item. Please also insert a brief description of “death benefit value.”

Response:  In response to the Staff’s comments, we have removed the term “Monthly” from the “Monthly Maximum Anniversary Value Death Benefit Fee” line item.  We have deleted the first two sentences of footnote 3 to eliminate the references to the Return of Purchase Payments Death Benefit.  We have also added disclosure in footnote 3 that includes a brief description of the Maximum Anniversary Death Benefit.

9.     Comment:  Summary:

a.  Can I transfer amounts in the Contract? — On page 10, under the referenced caption, please briefly discuss transfers after the Annuity date as the Contract offers a variable income payout option.

Response:  In response to the Staff’s comment, we have added disclosure under the section of the Prospectus titled “Can I transfer amounts in the Contract?” that addresses transfers after the Annuity Date.

b.  What charges do I pay under the Contract? — On page 10, under the referenced caption, please consider enhancing the disclosure relating to surrender charges (e.g., when imposed and number of years).  Please also consider disclosing the amount of the annual contract maintenance fee.

Response:  In response to the Staff’s comment, we have added disclosure noting that the Company may deduct a surrender charge from a Purchase Payment being withdrawn for up to seven years from the date the Purchase Payment was made.  We have also disclosed the amount of the annual contract maintenance fee (page 11).

c.             What is the SecurePay FX[i] Protected Lifetime Income Rider? — On page 11, under the referenced caption, please clarify in the second paragraph that all withdrawals, including SecurePay Withdrawals, will reduce the Contract Value and the death benefit.  In the third paragraph under the caption, please state that Purchase Payments made more than two years after the date the SecurePay FX[i] Rider is issued are not included in the calculation of the Benefit Base.

Response:  In response to the Staff’s comment, we have added the statement that “[a]ll withdrawals, including SecurePay Withdrawals, will reduce the Contract Value and the death benefit under the Contract.”  We have also disclosed that Purchase Payments made more than two years after the SecurePay FXi Rider is issued are not included in the calculation of the Benefit Base.

10.    Comment:  Asset Allocation Model Portfolios:

a.             Conflicts of Interest: Please disclose any conflicts of interest that may exist in the process of developing the Asset Allocation Model Portfolios.

Response:  In response to the Staff’s comment, we have added the following disclosure under the section of the Prospectus titled “Asset Allocation Model Portfolios” (page 20):

The selection of investment options in the Model Portfolios involves balancing a number of factors including, but not limited to, the investment objectives, policies and expenses of the Fund in each Investment Option, the overall historical performance and volatility of the Fund, marketability of individual Funds and Fund families, marketing support provided to Protective Life and the broker-dealers who sell the Contracts and administrative services and marketing support payments made by the Fund or its manager to Protective Life or Investment Distributors, Inc. (“IDI”).

b.             Modification, Suspension or Termination: On page 19, in the fourth paragraph under the caption “Asset Allocation Model Portfolios,” please disclose what will happen to assets invested in the Model Portfolios upon modification, suspension or termination of the Model Portfolio investment option. For example, please disclose what will happen if certain Funds in a particular Model Portfolio are no longer offered (e.g., will the Fund’s assets be automatically reallocated and, if so, how?).

Response:   In response to the Staff’s comments, the Company has added disclosure setting forth the types of factors that are taken into account when developing or modifying the Asset Allocation Model Portfolios (page 20).

We note that the Prospectus currently discloses that the Company will not change existing Contract Value or Purchase Payment allocation or percentages in response to changes in the composition of a Model Portfolio, but that the Owner may change the Contract Value or Purchase Payment allocations to reflect a revised or different Model Portfolio by submitting new allocation instructions.

11.    Comment:  Determination of Accumulation Unit Value/Valuation Period: On pages 23, 26, 31 and 33, the disclosure references a 3:00 p.m. Central Time cutoff for computing Valuation Periods for certain purposes (e.g., Purchase Payments, Transfers and prices for Investment Options). Given that there are circumstances under which the NYSE may close before 3:00 p.m. Central Time, please revise the disclosure, including the definition of Valuation Period, to account for such an early closing and clarify that in such circumstances transactions requests after such early closing will be processed at the next available price.

Response:   In response to the Staff’s comment, the Company has revised the definition of “Valuation Period” on page 4 of the Prospectus to make clear that a Valuation Period may end earlier than 3:00 pm central time “if the New York Stock Exchange closes early on certain scheduled days (such as the Friday after Thanksgiving or Christmas Eve) or in case of an emergency.”  We have also added disclosure, where appropriate, to note that the portion of a Purchase Payment allocated to a Sub-Account will be allocated at the Accumulation Unit value next determined and removed the term Valuation Period from certain sections in order to avoid inconsistent use of the term in the Prospectus.

12.    Comment:  Transfers from the DCA Accounts: On page 29, the text under the referenced caption alternatively refers to DCA Account 1 and DCA Fixed Account 1 and DCA Account 2 and DCA Fixed Account 2. Please address this inconsistency. Other than time period, please describe any significant differences between the DCA Account 1 and 2, including any minimum transfer time periods. Please make a conforming change with respect to dollar cost averaging transfers from the Fixed Account.

Response:  In response to the Staff’s comment regarding the alternate references to DCA Account 1 and DCA Fixed Account 1 as well as DCA Account 2 and DCA Fixed Account 2, the Company has revised the disclosure in the Prospectus to eliminate the inconsistency (page 30).

In response to the Staff’s comment regarding any significant differences between the DCA Accounts 1 and 2, we respectfully refer the Staff to the language in the “Transfers from the DCA Accounts” section of the Prospectus (page 30) where we state that the we may credit a higher annual interest rate to the balance held in the DCA Account 2 than the balance held in DCA Account 1.

In addition, we have added disclosure clarifying that there is no maximum transfer period for dollar cost average transfers from the Fixed Account (page 30).

13.    Comment:  The Guaranteed Account: On page 32, in the third sentence of the first paragraph under the referenced caption, please delete “and have not been reviewed by the SEC.” Please also consider including disclosure informing Owners where current interest rate information for the Guaranteed Accounts may be found.

Response:  The Company has revised the disclosure (page 32) under The Guaranteed Account in response to the Staff’s comment.

In addition, we have added disclosure (pages 32-3) informing Owners that the current interest rate for each account in the Guaranteed Account is available on our website (www.protective.com) or by calling toll-free 1-800-456-6330.

14.    Comment:  Payment of the Death Benefit: On page 34, the disclosure under the referenced section indicates that the death benefit provisions apply to each Beneficiary individually.  Please clarify when the amount of the death benefit is determined. If it is determined when the first beneficiary provides proof of death, please clarify where the additional beneficiaries’ interest is kept until such beneficiaries come forward to present their claims (e.g., in the separate account) and whether it is subject to investment risk.

Response:  In response to the Staff’s comment, the Company has revised the disclosure under the section of the Prospectus titled “Payment of the Death Benefit” to clarify that when a Contract has multiple beneficiaries, the value of each beneficiary’s portion of the claim is established as of the claim date.  We have also included disclosure advising that any undistributed portion of the death benefit will remain invested in accordance with the Owner’s allocation instructions and will therefore be subject to the investment performance of the underlying funds, and may increase or decrease in value.

15.    Comment:   Protected Lifetime Income Benefits:  On page 37, in the first paragraph under the referenced caption, please briefly describe the circumstances pursuant to which the Benefit Base may decrease.

Response:  In response to the Staff’s comment, the Company has added language to the second paragraph of this section of the Prospectus that describes the circumstances under which the Benefit Base may decrease (pages 37-38).

16.    Comment:  SecurePay Fee: On page 45, in the first paragraph under the caption “SecurePay Fee”, the disclosure states that the SecurePay Fee is deducted from the Sub-Accounts of the Variable Account. Please describe in plain English how the aggregate fee is deducted from each Sub-Account. In the third paragraph:  (i) please consider indicating that the increase in the SecurePay fee will occur automatically as of the date stated in the Written Notice provided to Contract Owners; (ii) please also clarify how Contract Owners can elect not to pay the increase in the SecurePay Fee; and (iii) please clarify the effect of not electing to pay a SecurePay fee increase in plain English.  Please make conforming changes on page 59.

Response:  In response to the Staff’s comment 16(i) and (ii), the Company has added disclosure on page 46 explaining that the fee will increase automatically on a specified date and that the written notice of an increase in the SecurePay Fee will include an explanation of how a Contract Owner may accept or decline the increase.   Conforming changes have also been made to pages 60-61. We believe that the effect of electing not to accept a SecurePay fee increase is adequately addressed in the current disclosure.

17.    Comment:  Changes to Model Portfolios, Allocation Guidelines and Portfolio Rebalancing:  On page 47, in the discussion of modifications and changes to the Model Portfolios and Portfolio Rebalancing, if appropriate, please disclose that these actions could result in a loss of money.

Response:  In response to the Staff’s comment, we have added a note (page 49) advising that changes to the Allocation Guidelines and Restrictions, to the frequency of portfolio rebalancing or to the composition of the Model Portfolios, when and if applied, may positively or negatively affect the overall performance of the affected Sub-Accounts.

18.    Comment:  SecurePay ME: On page 50, in the last sentence of the fourth full paragraph, the disclosure states that “[f]rom time to time, we will publish examples of conditions that would typically qualify for an increase in your AWA.”  Please clarify where such information will be published.

Response:  In response to the Staff’s comment, the Company has determined that, in light of rapidly changing developments in the treatment of various medical conditions, it would be impracticable, and perhaps misleading, to publish and repeatedly revise a list of specific medical conditions that would qualify for an increase in the AWA under the SecurePay ME benefit.  In that regard, we have removed the subject disclosure from the Prospectus (see page 52).

19.    Comment:   Amount of Premium Based Charge:  On page 56, under the referenced caption, please clarify whether the premium based charges are adjusted for withdrawals.  If so, please explain in plain English how the charge is adjusted for such withdrawals and provide a brief example in Appendix F.  If not, please explicitly state that amounts withdrawn during the surrender charge period will be subject to the surrender charge and will also continue to be subject to the quarterly premium charge.  Please also briefly explain in plain English the concept of fixed Premium Based Charge percentages as they related to additional Purchase Payments and/or withdrawals.

Response:  In response to the Staff’s comment, the Company directs the Staff’s attention to the statement below, found in bold print on page 57 under the section of the Prospectus titled “Premium Based Charge Percentage,” which confirms that once the Premium Based Charge is established it will not change even if additional purchase payments are made or withdrawals are taken.

“Once a Premium Based Charge percentage is established for any Purchase Payment, such percentage is fixed and will not change even if additional Purchase Payments are made or withdrawals are taken.”

Because neither additional Purchase Payments nor withdrawals have any impact on the amount of a Premium Based Charge once that amount is established, the Company does not believe any revision of the examples in Appendix F is necessary.  We have added to Appendix F the statement currently included on page 57.

In addition, the Company has included a statement in the section titled “Amount of Quarterly Premium Based Charge” (page 57) stating, “Please note that, during the seven years following a Purchase Payment, the amount of the Purchase Payment withdrawn from Contract Value will be subject to the surrender charge and will not reduce the amount of the premium based charge.”

20.    Comment:  Premium Based Charge and Surrender Charge:  On page 56, please consider including an explanation of the interaction of Surrender Charges and Premium Based Charges with respect to the payment of distribution fees.

Response:  In response to the Staff’s comments, the Company notes that the disclosure on pages 56 and 57 of the Prospectus, under the heading “CHARGES AND DEDUCTIONS” and the respective subheadings “Premium Based Charge” and “Surrender Charge,” states that the Premium Based Charge and the Surrender Charge “reimburse us for expenses related to sales and distribution of the Contract” and that each charge is in addition to the other charge.  Accordingly, the Company does not believe that additional disclosure is necessary.

Statement of Additional Information

21.    Comment:  Item 18: Please confirm that all information required by Item 18 of Form N-4 has been disclosed, in particular Item 18(e).

Response:  The Company confirms that all information required by Item 18 of Form N-4 has been disclosed.

22.    Comment:  Unaffiliated Underwriters or Dealers: Please provide the disclosure required by Item 20(d) of Form N-4, if appropriate. We note that the Prospectus indicates that the Contract may be sold through unaffiliated dealers and distributors.

Response:  The Company has not made any of the types of payments that are required to be disclosed pursuant to Item 20(d) of Form N-4; accordingly, no disclosure is needed pursuant to Item 20(d).

Contract Rider Disclosure

23.    Comment:  Powers of Attorney (Exhibit 99.14):  Please provide a revised Power of Attorney that includes a reference to pre-effective amendments to the registration statement as required by 483(b) of the Securities Act of 1933 (Act).

Response:  A revised Power of Attorney has been filed with the Amendment.

*  *  *  *  *

We believe that the Amendment is complete and responds to all Staff comments and that the Registration Statement provides all information investors require for an informed decision as to whether to purchase a Contract.  We respectfully request that the Staff review these materials as soon as possible.  As noted above, requests for acceleration from the Company and from the principal underwriter accompany this Amendment and request acceleration of the effective date of the Amendment to July 20, 2015 or as soon as practicable thereafter.

The Company acknowledges that, should the Commission or the Staff, acting pursuant to delegated authority, declare the Amendment effective,

•      it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the enclosed Amendment, please contact me at 205-268-3581, or our counsel Thomas E. Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Max Berueffy

Max Berueffy

Attachments